Exhibit 99.8

FORM 6

CERTIFICATE OF COMPLIANCE

TO:      CANADIAN SECURITIES EXCHANGE (“CSE”)

Curaleaf Holdings, Inc. (the “Listed Issuer”) hereby certifies to CSE that the Listed Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

Date:	January 13, 2021

Signed:	“Michael Carlotti”
(Signature)

Michael Carlotti
(Print Name)

Chief Financial Officer
(Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE January 12, 2021